

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2010

Kalia Weintraub
Chief Financial Officer
Ellomay Capital Ltd.
9 Rothschild Boulevard, 2nd Floor
Tel Aviv 66881, Israel

     Re: **Ellomay Capital Ltd.**
            Form 20-F for the fiscal year ended December 31, 2009
            Filed March 10, 2010
            File No. 000-26498

Dear Ms. Weintraub:

     We have completed our review of your filings and do not have any further comments at this time.

                  Sincerely,

                  Brian R. Cascio
                  Accounting Branch Chief